EXHIBIT (11)

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

Computation of Earnings Per Share

	Three Months Ended December 31		Six Months Ended December 31
Amounts in millions except per share amounts	2008	2007	2008	2007
BASIC NET EARNINGS PER SHARE
Net earnings from continuing operations	$2,962	$3,194	$6,237	$6,198
Preferred dividends, net of tax benefit	47	43	94	85

Net earnings from continuing operations available to common shareholders	$2,915	$3,151	$6,143	$6,113

Net earnings from discontinued operations	$2,042	$76	$2,115	$151

Net earnings available to common shareholders	$4,957	$3,227	$8,258	$6,264

Basic weighted average common shares outstanding	2,958.8	3,094.8	2,985.6	3,106.2

Basic net earnings per common share - continuing operations	$0.99	$1.02	$2.06	$1.97

Basic net earnings per common share - discontinued operations	$0.69	$0.02	$0.71	$0.05

Basic net earnings per common share	$1.68	$1.04	$2.77	$2.02

DILUTED NET EARNINGS PER SHARE
Diluted net earnings from continuing operations	$2,962	$3,194	$6,237	$6,198
Diluted net earnings from discontinued operations	$2,042	$76	$2,115	$151

Diluted net earnings	$5,004	$3,270	$8,352	$6,349

Basic weighted average common shares outstanding	2,958.8	3,094.8	2,985.6	3,106.2
Add potential effect of:
Conversion of preferred shares	140.0	144.9	140.6	145.5
Exercise of stock options and other Unvested Equity awards	72.0	101.8	78.9	96.5

Diluted weighted average common shares outstanding	3,170.8	3,341.5	3,205.1	3,348.2

Diluted net earnings per common share - continuing operations	$0.94	$0.96	$1.95	$1.85

Diluted net earnings per common share - discontinued operations	$0.64	$0.02	$0.66	$0.05

Diluted net earnings per common share	$1.58	$0.98	$2.61	$1.90